



Micah Van Hove · 2nd

Filmmaker

Greater Los Angeles Area · 500+ connections · **Contact info**

Spirit Ape Films

No Film School

Experience



Director / Producer

Spirit Ape Films

Aug 2015 – Present · 4 yrs 6 mos

Greater Los Angeles Area

Financing, development and production for independent films. Two feature films coming out in 2019: Super Heady (Directed by Jacob King & Micah Van Hove) and Shadow of a Gun (Directed by Micah Van Hove).



Director Of Photography

Freelance Filmmaker

Jan 2009 – Present · 11 yrs 1 mo

Greater Los Angeles Area

I work closely with the crew and producers to serve the vision of the director. I've shot 4 features, 10 short films and countless other short form projects.


Cinematography Showreel 2013


Micah Van Hove

Writer

No Film School

Feb 2013 – Present · 7 yrs

Researching, writing and contextualizing stories and technology relevant to independent filmmakers. As a regular writer for No Film School since 2013, Micah has sought out to stimulate discourse and elevate films that reflect a commitment to personal and courageous work.




Interviewing Paralinx Founder Greg Smokler


Joshua Oppenheimer on 'The Look of Silence'

Senior Content Editor

MUBI

Jan 2011 – Jan 2013 · 2 yrs 1 mo

Updating the database with the new films screening at festivals all around the world. Combining/removing redundant listings and updating stills to HD.

Web Manager & Curator

Small & Creepy Films

Jan 2010 – Jan 2013 · 3 yrs 1 mo

Ojai, CA

In addition to designing and maintaining the website, I helped curate short films for this website. Founded by screenwriter Caroline Thompson (Edward Scissorhands, The Nightmare

Before Christmas), the short film label played a slate of its films at the 2011 Austin Film Festival.

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Education

No Film School

Happy Valley School
2004 – 2007

Skills & Endorsements

Short Films · 8

Frank Hernandez and 7 connections have given endorsements for this skill

Cinematography · 7

Josh Beck and 6 connections have given endorsements for this skill

Feature Films · 6

Sam Gall and 5 connections have given endorsements for this skill

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